Shinhan Financial Group
120, 2-Ga, Taepyungro, Jung Gu, Seoul 100-724, Korea

February 24, 2006

To Shareholders:

Convocation Notice of the 5th Ordinary General Meeting of Shareholders

Notice is hereby given that the 5th Ordinary General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.

Description

1. Date and Time : March 21, 2006, 10 A.M., Seoul time.
2. Venue : Auditorium, 20th floor, Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea
3. Agenda
1) Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2005 (January 1, 2005 ~ December 31, 2005).
2) Amendments of the Articles of Incorporation
3) Appointment of directors
4) Appointment of Audit Committee members
5) Approval of director remuneration limit
6) Approval of stock option grant to the executives, department heads, and directors of Shinhan Financial Group and its Subsidiaries

Reference Document for the Exercise of the Voting Right

1. Number of Voting Rights Held by All Shareholders: 347,593,173 shares

*	The total number of our outstanding common stock is 359,207,313 shares as of December 31, 2005. Among this, 8,985,567 shares, 2,420,955 shares, 203,675 shares and 3,943 shares are held by Chohung Bank, Shinhan Bank, Good Morning Shinhan Securities and Shinhan Life respectively. These shares held by our subsidiaries do not have voting rights under the Financial Holdings Company Act of Korea.

2. Agenda Items and Reference Materials Thereof:

Agenda Item No. 1 Approval of Financial Statements

(balance sheets, income statements and statements of appropriation of retained earnings for fiscal year 2005 [January 1, 2005 ~ December 31, 2005])

• Please refer to Appendix 1 for financial statements of the Group
- Total Dividend Amount proposed by BOD

1) Common Stock : KRW 278,077 million (KRW 800 per share)

2) Preferred Stock : KRW 106,972 million

3) Total : KRW 385,049 million

Agenda Item No. 2 Amendments of the Articles of Incorporation

•	Rationale for Change

1. Revision of some preferred stock-related articles is necessary to facilitate financing of capital for business expansion of the Group.
2. Revisions to the stock option-related regulation and regulatory body’s recommendations need to be reflected in the Articles of Incorporation.
3. Stockholders’ List closure period for the General Shareholders’ Meeting should be shortened to promote exercise of shareholders’ right.

For the major changes, please refer to Appendix 2.

Agenda Item No. 3 Appointment of Directors

The candidates for Directors are as follows:

	Name	Tenure	New appointment
Outside director
candidates with
professional expertise	Il Sup Kim	1 year
	Sang Yoon Lee	1 year
	Yoon Soo Yoon	1 year
	Shee Yul Ryoo	1 year
Outside director
candidates	Byung Hun Park	1 year
	Young Hoon Choi	1 year
	Si Jong Kim	1 year
	Philippe Reynieix	1 year

	Haeng Nam Chung	1 year	O

	Myoung Soo Choi	1 year	O

“Outside director candidates with professional expertise” means that these candidates have academic knowledge and professional experiences in such fields as economics, business administrations, accounting and laws.

For the personal profiles of the candidates, please refer to Appendix 3.

Agenda Item No. 4 Appointment of Audit Committee Members

Name	Tenure	Current Position	New appointment

Il Sup Kim	1 year	Outside Director	—

Sang Yoon Lee	1 year	Outside Director	—

Si Jong Kim	1 year	Outside Director	—

Young Seok Choi	1 year	Non Executive Director	—

Among the nominated outside director candidates, Il Sup Kim, Sang Yoon Lee, and Si Jong Kim were recommended as candidates of the audit committee members of 2006 through the resolution of the audit committee meeting. Young Seok Choi, non- executive director with 3 year tenure appointed in 2004, was also nominated as a candidate for the audit committee member. For the personal profiles of the candidates, please refer to Appendix 3.

Agenda Item No. 5 Approval of director remuneration limit

Limitation on the aggregate compensation to the directors: KRW 5 billion in 2006

Agenda Item No. 6 Approval of stock option grant to the executives, department heads, and directors of Shinhan Financial Group and its Subsidiaries

A. Grant of Stock Options to Executives and Officers

1) Grantees: A total of 43 executives and officers of Shinhan Financial Group and its subsidiaries ( Shinhan Bank (Integrated bank), Good Morning Shinhan Securities, Shinhan Life Insurance, Shinhan Card, Shinhan Capital, and Shinhan Credit Information)- See A.7 below for details
2) Number of options to be granted: up to 1,247,700 shares in total
3) Exercise price: Minimum exercise price calculated in accordance with Article 84.9 of the Enforcement Decrees of the Securities Exchange Act of Korea

• Determination of exercise price: Based on the arithmetic mean of the three trading volume-weighted averages of closing prices during the 2-month, 1-month and 1-week periods counting backwards from the grant date

4) Date of grant: March 21, 2006
5) Exercise period: Exercisable during the 4 year period after 3 years from the grant date.
6) Method of share issuance : Shinhan Financial Group will, at its option, choose among the following the methods

- to issue new shares at the exercise price,

- to provide from treasury shares, or

- to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

7) Details of Stock Options Granted to Executives and Officers

Company	Title	Name	No. of Shares
SFG	Chairman	Eung Chan Ra	120,000
	President & CEO	In Ho Lee	186,500
	Senior Exe. VP	Jae Woo Lee	24,000
	Senior Exe. VP	Byung Jae Cho	24,000
	Senior Exe. VP	Jae woon Yoon	22,000
	Senior Exe. VP	Jin Won Suh	22,000
Shinhan Bank	President	Sang Hoon Shin	88,000
	Standing Auditor	Jao Ho Cho	22,000
	Dep. President	Hong Hee Chae	22,000
	Dep. President	Baek Soon Lee	24,000
	Dep. President	Sang Young Oh	22,000
	Dep. President	Hyu Won Lee	22,000
	Dep. President	Sang Woon Choi	22,000
	Dep. President	Eun Sik Kim	22,000
	Dep. President	Chang Seong Moon	22,000
	Dep. President	Won Suk Choi	22,000
	Dep. President	Shin Seong Kang	22,000
	Dep. President	Yun Seok Kong	22,000
	Dep. President	Nam Lee	20,000
	Dep. President	Chang Ki Hur	20,000
Good Morning
Shinhan Securities	Vice Chairman	Woo Keun Lee	40,000
	CEO	Dong Girl Lee	48,000
	Standing Auditor	Sung No Lee	15,000
	Deputy CEO	Hyeon Jae Han	15,000
	Deputy CEO	Chae Young Jung	15,000
	Deputy CEO	Jin Kook Lee	15,000
Shinhan Life	President	Dong Woo Han	44,000
	Standing Auditor	Seung Choo Kang	16,500
	Deputy CEO	Keun Jong Lee	15,000
	Deputy CEO	Byung Chan Lee	15,000
	Deputy CEO	Young Chul Bae	15,000
	Acting Dep. CEO	Sam Suck Rho	12,000
	Acting Dep. CEO	Ki Won Kim	12,000
Shinhan Card	President	Sung Kyun Hong	44,000
	Standing Auditor	Tea Kyu Lee	16,500
	Dep. CEO	Sung Won Kim	15,000
	Dep. CEO	Woo Yeop Shim	15,000
	Dep. CEO	Doo Hwan Jun	15,000
	Dep. CEO	Hee Geon Kim	15,000

Shinhan Capital	President	Do Heui Han	40,000

	Vice President	Seung Keun Oh	15,000

Shinhan Credit Information	CEO	Pan Am Lee	16,500

	Standing Auditor	Kang Mo Lee	7,700

Total			1,247,700

B. Grant of Stock Options to Department Heads

1) Grantees: Department heads of Shinhan Financial Group and its subsidiaries
2) Number of options to be granted: up to 2,098,600 shares in total. Specific number of options granted to each individual will be determined in consideration of the evaluation results of the relevant individual as well as the company where such individual works.

• The board of directors of Shinhan Financial Group has delegated the CEO with the authority to decide the grantees and the numbers of options to be granted to each individual and the decision will be approved by the annual general shareholders’ meeting on March 21, 2006.

3) Exercise price: Minimum exercise price calculated in accordance with Article 84.9 of the Enforcement Decree of Securities Exchange Act of Korea
4) Date of grant: March 21, 2006
5) Exercise period: Exercisable during the 4 year period after 3 years from the grant date.

6) Method of share issuance : Shinhan Financial Group will, at its option, choose among the following the methods

•	to issue new shares at the exercise price,

•	to provide from treasury shares, or

•	to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

C. Grant of Stock Options to Outside Directors
1) Grantees: 4 outside directors with professional expertise

*	The stock options will be granted to outside directors with professional expertise to be appointed at the general shareholders meeting on March 21, 2006.

2) Number of options to be granted: 10,000 shares for each, 40,000 shares in total
3) Exercise price: Minimum exercise price calculated in accordance with Article 84.9 of the Enforcement Decree of Securities Exchange Act of Korea
4) Date of grant: March 21, 2006
5) Exercise period: Exercisable during the 4 year period after 3 years from the grant date.
6) Method of share issuance : Shinhan Financial Group will, at its option, choose among the following the methods

• to issue new shares at the exercise price,

• to provide from treasury shares, or

• to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

Company	Title	Name	No. of Shares

SFG Outside Director With professional expertise	Outside Director	Shee Yul Ryoo	10,000

	Outside Director	Yoon Soo Yoon	10,000

	Outside Director	Sang Yoon Lee	10,000

	Outside Director	Il Sup Kim	10,000

Total			40,000